1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Deputy General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.4072 awright@energyfutureholdings.com

February 13, 2015

BY EDGAR AND FACSIMILE

Ms. Jennifer Thompson

Accounting Branch Chief

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

RE:	Energy Future Holdings Corp.

Form 10-K for the year ended December 31, 2013

Filed April 29, 2014

Form 10-Q for the quarter ended September 30, 2014

Filed November 4, 2014

Response dated January 15, 2015

File No. 001-12833

Ms. Thompson:

Transmitted herewith is the response of Energy Future Holdings Corp. (“EFH”) and Energy Future Competitive Holdings Company LLC (“EFCH” and collectively with EFH, the “Company”) to the comment made in your letter dated February 3, 2015 to John F. Young. Your comment and our response thereto are set forth below.

Form 10-Q for the Quarter Ended September 30, 2014

1.

We note your response to comment 3 from our letter dated December 30, 2014. Please explain to us in more detail why you were unable to reasonably estimate any impairment loss for the quarter ended September 30, 2014 by the filing deadline for your Form 10-Q, including when you initiated your impairment analysis, the stage of completion it was at the time you filed your Form 10-Q, and any significant impediments to completion. As background, you may want to explain the timeline of events and information leading up to and subsequent to the

Ms. Jennifer Thompson

Securities and Exchange Commission

February 13, 2015

determination that goodwill may be impaired as of September 30, 2014. As ASC 350-20-35-18 cross references to ASC 450, please tell us whether you considered disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made as is required for a loss contingency.

Response:

Overview

Our goodwill impairment review follows a consistent process from period to period. Absent a unique significant internal operating or external market event, our first step in our review process is to review the key inputs to our overall goodwill valuation as part of our quarterly review of operating results, which aligns with the measurement date that we use for other valuations. This approach is consistent with assets and liabilities that we measure at fair value on a recurring basis and is in accordance with ASC 820-10, Fair Value Measurement. As part of this normal process, we determined that the continued decrease in forecasted wholesale electricity prices at the end of the third quarter 2014 was an indicator of possible impairment, although we recognized that other factors and key inputs to our overall goodwill evaluation (such as discount rates and market multiples) could, and routinely do, result in offsetting impacts. As recent as the second quarter 2014, our analysis of key inputs into the valuation showed that declines in wholesale electricity prices were completely offset by increases in values due to discount rates and comparable company values (we use a weighting of discounted cash flow models and market comparable approaches), thus resulting in no significant change to fair values and implied goodwill. In contrast, as of the quarter ended September 30, 2014, we noted an increase in discount rates over the previous three months versus a continued decline in wholesale electricity prices over that same period. These circumstances raised uncertainty as to whether the impact would sufficiently offset. Thus we believed the likelihood of impairment had increased resulting in us initiating a full Step 2 valuation as more fully described below.

Background and Timeline of Goodwill Impairment Analysis

For background purposes, the following discussion provides a timeline of events that occurred with respect to the quarter ended September 30, 2014. As part of our impairment assessment, unless a significant internal or external event has occurred, we review trends in key inputs over the most recent fiscal quarter. As part of our regular analysis, we engage our external valuation service provider to perform an analysis to determine directional impacts of key factors to our goodwill evaluation including (1) wholesale electricity prices, (2) changes in discount rates and (3) changes in market multiples (i.e., comparable company values). This analysis required the Company to provide information related to

Ms. Jennifer Thompson

Securities and Exchange Commission

February 13, 2015

long-dated electricity price forecasts to our valuation provider, which we provided on October 3, 2014. Our valuation provider performed the analysis of key inputs and delivered a draft to management on October 16, 2014, which required further review and analysis by management of the assumptions used in the analysis. In reviewing that draft analysis, we noted that although wholesale electricity prices had continued to decline over the third quarter, discount rates had increased during that same period, which would further decrease the enterprise value rather than offset each other. During the week of October 20, 2014, we analyzed the results and reviewed the potential impacts of those key inputs with both our internal reviewers as well as our external valuation service provider. On October 27, 2014 we had a follow-up discussion with our external valuation provider and received an updated analysis from them on October 28, 2014. Our valuation provider delivered the completed analysis to management on October 30, 2014, which indicated that we may have a goodwill impairment loss at September 30, 2014 and a full Step 2 valuation should be conducted.

Additionally, on October 27, 2014 our board of directors reviewed and approved an updated financial plan which included new operating and pricing assumptions (including lower wholesale electricity prices). At that time, we determined that the new operating assumptions should be evaluated to determine if a market participant would include similar operating assumptions in its determination of value compared to the operating assumptions in the most recently completed Step 2 analysis. Further, due to the length of time it takes to produce a complete and accurate Step 2 analysis, as outlined below, we concluded that we would be unable to provide a reasonable estimate or range of estimates for an impairment by the filing deadline for our Form 10-Q for the quarter ended September 30, 2014.

Additional background related to our Step 2 analysis is warranted to provide context for the time and resource commitment involved in that analysis. A large portion of our Step 2 analysis is a fair value measurement that utilizes an income approach based on discounted cash flows for our electricity generation assets and certain intangible assets; however we also utilize cost and market approaches to corroborate values produced by the income approach. That fair value measurement is predicated on a significant number of factors including the size of our electricity generation fleet, the electricity price forecasts used to value the revenue from the fleet, other commodity price forecasts related to the multiple fuels used to power those facilities, the fuel delivery methods to acquire the fuel, the long-lived nature of our assets (varying from 18 to 55 years), operation and maintenance expenses, capital expenditure assumptions and various other inputs. Additionally, even with these inputs, there are a number of optimization decisions that need to be factored into the discounted cash flow models depending on the interaction of each of these factors. For example, given lower revenue streams for

Ms. Jennifer Thompson

Securities and Exchange Commission

February 13, 2015

electricity price forecasts, capital expenditures in certain years of the discounted cash flow model might need to be reduced to ensure appropriate capital commitments given the size of expected cash flow returns. The full impairment analysis required further inputs provided by internal and external specialists. For example, our request list for Step 2 analysis requires significant inputs from more than 12 separate departments within the company. As part of our control process related to our Step 2 analysis, once all of the inputs come together and are included in our discounted cash flow model, the output is then put through a thorough review by key business leaders to validate inputs, assumptions and the ultimate output. Once the Step 2 analysis is complete, we then review the results of Step 1 and Step 2 to ensure consistency. In our experience over the past several years of performing and recording goodwill impairment charges, the full impairment evaluation process can take two months or longer to complete. By the time we filed our Form 10-Q in early November, the process was several weeks away from producing reliable outputs from which a range could be determined. Based on our previous experience, we have also seen declines in the enterprise value of the reporting unit that do not result in impairments of goodwill due to offsetting declines in the Step 2 fair value of net assets.

In the Form 10-Q for the quarter ended September 30, 2014, we disclosed that the “likelihood of a goodwill impairment has increased;” however, the amount was unknown and could have been zero. We did take into consideration the guidance in ASC 450, but a probable and reasonable range of outcomes was not determinable due to the absence of a completed Step 2 analysis. We believe the lack of a reliable range for disclosure was implied by our disclosure; however, if this situation should arise in the future, we will be more explicit in our disclosure by stating that we have not fully completed the analysis required to determine the impairment charge or a reasonable estimate of the impairment charge, if any.

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the September 30, 2014 10-Qs reference herein;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the September 30, 2014 10-Qs reference herein; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be grateful if the staff would direct all questions with respect to our responses to me at (214) 812-6038.

Ms. Jennifer Thompson

Securities and Exchange Commission

February 13, 2015

Very truly yours,

/s/ Andrew M. Wright
Andrew M. Wright
Vice President & Deputy General Counsel

cc:	Paul M. Keglevic (EFH Chief Financial Officer)

Terry L. Nutt (EFH Controller)